                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G/A



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           ATRIX INTERNATIONAL, INC.
                      ------------------------------------
                                (Name of Issuer)

                                 Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                  04962P 10 2
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745                       Page 1 of 6 Pages
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-----------------------                                  ---------------------
CUSIP NO.  04962P 10 2               13G                   PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Clifford B. Meacham  S.S. ###-##-####
      Shirley A. Meacham   S.S. ###-##-####
                  (Husband and Wife)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
        Not Applicable                                          (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          490,175
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          490,175
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
 9
      490,175

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      8.67%

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      TYPE OF REPORTING PERSON*
12
      IN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 6 Pages
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Item 1(a).     Name of Issuer:
------------------------------

               ATRIX INTERNATIONAL, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:
---------------------------------------------------------------

               14301 Ewing Avenue South
               Burnsville, MN 55306

Item 2(a).     Name of Person Filing:
-------------------------------------

               This filing is made by Clifford B. Meacham and Shirley A. Meacham

Item 2(b).     Address of Principal Business Office or, if None, Residence:
---------------------------------------------------------------------------

               8730 East 195th
               Prior Lake, MN 55372



Item 2(c).     Citizenship:
---------------------------

               Clifford B. Meacham and Shirley A. Meacham are citizens of the United States.

Item 2(d).     Title of Class of Securities:
--------------------------------------------

               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:
----------------------------

               04962P 10 2

Item 3.        If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b),
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               check whether the person filing is a:
               -------------------------------------

               Not Applicable

(a)    [ ]  Broker or Dealer registered under Section 15 of the Act

(b)    [ ]  Bank as defined in Section 3(a)(6) of the Act

(c)    [ ]  Insurance Company as defined in Section 3(a)(19) of the Act



                               Page 3 of 6 pages
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(d)    [ ]  Investment Company registered under Section 8 of the Investment
            Company Act

(e)    [ ]  Investment Adviser registered under Section 203 of the Investment
            Advisers Act of 1940

(f)    [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)    [ ]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
            (Note:  See Item 7)

(h)    [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.   Ownership:
-------------------

(a)  Amount beneficially owned:  490,175

(b)  Percent of class:  8.67

(c)  Number of shares as to which such person has:

     (i)     sole power to vote or to direct
             the vote..............................  - 0 -

     (ii)    shared power to vote or to direct
             the vote..............................  490,175

     (iii)   sole power to dispose or to direct
             the disposition of....................  - 0 -
     (iv)    shared power to dispose or to direct
             the disposition of....................  490,175

     See Item 6 for further information regarding the nature of the reporting person's beneficial ownership of certain of the above-referenced shares.

Item 5.    Ownership of Five Percent or Less of a Class:
-------------------------------------------------------

     Not applicable



                               Page 4 of 6 pages
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Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
--------------------------------------------------------------------------

     The shares listed in Item 4 include an aggregate of 32,000 shares held by Hiawatha Education Foundation, a Minnesota non-profit corporation of which the reporting person is a director and member, or its wholly-owned subsidiary, of which the reporting person is a director (collectively the "Foundation"). The reporting person disclaims beneficial ownership of such shares. The Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by it. The Foundation's directors and members, including the reporting person, have the power to authorize actions on behalf of the Foundation, but have no right as such to share in any dividends from, or any proceeds of the sale of, the shares held by the Foundation. The shares held by the Foundation were donated to it by directors and members of the Foundation. The Foundation plans to sell the shares held by it in the open market and use the proceeds for charitable purposes.

     The shares listed in Item 4 also include 2,000 shares held by Cotter High School, a Minnesota secondary school of which the reporting person is a director and member of the investment committee (the "School"). The reporting person disclaims beneficial ownership of such shares. The School has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by it. The School's directors and members of the investment committee, including the reporting person, have the power to authorize actions on behalf of the School, but have no right as such to share in any dividends from, or any proceeds of the sale of, the shares held by the School. The shares held by the School were donated to it by a director of the School.


Item 7.    Identification and Classification of the Subsidiary Which Acquired
-----------------------------------------------------------------------------
the Security Being Reported on by the Parent Holding Company:
-------------------------------------------------------------

     Not Applicable

Item 8.    Identification and Classification of Members of the Group:
--------------------------------------------------------------------

     Not Applicable

Item 9.    Notice of Dissolution of Group:
-----------------------------------------

     Not Applicable

Item 10.    Certification:
-------------------------

     Not Applicable



                               Page 5 of 6 pages
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Signature:
---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        2/26/96
                                        -------------------------
                                        Date


                                        /s/ CLIFFORD B. MEACHAM
                                        --------------------------
                                        Clifford B. Meacham


                               Page 6 of 6 pages